330 West William Street, Corning, New York 14830

Via Fax and Edgar

April 2, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission

Re:
Corning Natural Gas Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 19, 2008
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
Filed January 28, 2009
File No. 000-00643

Dear Mr. Owings:

On behalf of Corning Natural Gas Corporation, a New York corporation, please find below Corning’s response to the comment of the staff of the Securities and Exchange Commission contained in your letter to Michael I. German dated March 19, 2009.  For your convenience we have repeated your comments before our responses.

Form 10-K for the fiscal year ended September 30, 2008

Utilities Operating Revenue, page 8

1.
We note your response to comment one of our letter dated February 27, 2009 and the proposed revised disclosure to be made in the future filings.  Regarding the proposed revisions to the Consolidated Statements of Cash Flows we note the following:

•
You have added additional line items Contributed Fixed Asset in the amount of ($649,900) and Customer deposit liability and accrued interest in the amount of ($561,196) however the net cash provided by operating activities previously disclosed did not change and is still $2,513,972.  Based on the amounts reflected in your response, it appears the amount should now be $1,864,073 reflecting a decrease in cash flows from operating activities of over 25 percent from the amount you previously reported.

H. Christopher Owings
Securities and Exchange Commission

•
The contributed fixed asset of $649,900 had previously been netted against capital expenditures and the amount is now ($3,524,263) versus ($4,174,163) representing a decrease of over 15 percent.  Given the revised amount for capital expenditures, please explain why the net cash used in investing activities of ($4,998,853) has not changed from that previously disclosed.  Based on the amounts reflected as cash flows from investing activities in your response, it appears that amount should now be ($4,348,953).

Please confirm net cash provided by operating activities should be $1,864,073 and net cash used in investing activities should be ($4,348,953) or advise us accordingly.

Due to an Edgar conversion error, it appears the “Customer deposit liability and accrued interest” line was inadvertently left out of the Consolidated Statements of Cash Flows filed with the Company’s September 30, 2008 Form 10-K.  However, the $(561,196) was included in the calculation of net cash provided by operating activities.  Therefore, the absence of the customer deposit line item did not impact net cash provided by operating activities.

You are correct, the addition of the $(649,900) “Contributed fixed asset” line does require net cash provided by operating activities be decreased from $2,513,972 to $1,864,072.  As you point out, the $649,900 adjustment to capital expenditures also requires that net cash used in investing activities be decreased from $(4,998,853) to $(4,348,953).  We apologize for not making these adjustments to the Consolidated Statements of Cash Flow attached to our March 12, 2009 letter.  A corrected statement is attached as Exhibit A.

2.
You propose to revise the amounts reported for year ended September 30, 2008 in future filings.  Please tell us what factors you considered in determining that the misstated amounts were immaterial not requiring an amendment to your Form 10-K and restatement of the amounts reported.  Refer to SAB Topic 1:M.

We do not feel the revisions to the Company’s Consolidated Statements of Cash Flows rise to the level of materiality that would require an amendment to our 2008 Form 10-K and restatement of our financials.  In coming to this conclusion, we have considered primarily the impact of the revisions to our financials taken as a whole.  Although we propose to make internal adjustments to our 2008 statement of cash flows, our balance sheet, statement of income and statement of shareholders’ equity remain unaltered.  The misstatements in cash flows do not cause our financial statements as a whole to be materially misstated.  Critically, our key performance indicators — net income and stockholders’ equity — are unaffected by the adjustments to cash flows.

H. Christopher Owings
Securities and Exchange Commission

Although we recognize that the percentage changes in cash flows from operating and investing activities may at first blush appear material due to their size, SAB Topic 1:M makes clear that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”  See FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, paragraph 125.  We believe the impact of the contributed pipeline is clearly disclosed in our 2008 10-K in MD&A.  In light of these circumstances, we do not believe the misstatement in cash flows would have changed or influenced the judgment of a reasonable person relying on the report, and therefore that the revision is not material.  We feel this conclusion is bolstered by the fact that the revision does not involve the factors described in SAB Topic 1:M that can contribute to the materiality of a misstatement.  For example, the misstatement:

▪	does not mask a change in earnings or other trends;

▪	does not hide a failure to meet analysts’ expectations for Corning;

▪	does not affect our compliance with regulatory compliance, loan covenants or other contractual requirements;

▪	does not increase management’s compensation; and

▪	does not involve concealment of an unlawful transaction.

Based on all of these considerations, we concluded that the cash flow revisions are not material and that amending our 10-K and restating the financials is not necessary.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Corning Natural Gas set forth in this letter, please do not hesitate to contact me at 607-936-3755, extension 239 or Christopher J. Hubbert at 216-736-7215.

/s/ Michael I German
Michael I. German Chief Executive Officer and President

cc:	Catherine Brown, Staff Attorney Andrew Mew, Accounting Branch Chief Donna DiSilvio, Staff Accountant Audit Committee of the Board of Directors Christopher J. Hubbert, Esq.

Exhibit A

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
For Years Ended September 30, 2008, 2007, and 2006

	2008	2007	2006
Cash flows from operating activities:
Net income	1,006,349	259,545	(3,615,952)
Adjustments to reconcile net income to net cash used in operating activities:
Contributed Fixed Asset	(649,900)	-	-
Depreciation and amortization	694,251	625,498	517,123
Unamortized debt issuance cost	24,006	24,006	18,063
Loss (Gain) on sale of marketable securities	(44,345)	(157,367)	(246,229)
Deferred income taxes	(404,802)	(60,733)	279,106
Bad debt expense	294,837	234,737	25,396
(Gain) loss on sale of discontinued operations	-	-	984,550

Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	320,190	141,664	(402,108)
Gas stored underground	(1,367,108)	(3,823,451)	3,734,795
Materials and supplies inventories	(71,480)	(139,271)	(71,326)
Prepaid expenses	61,756	(1,114)	(58,166)
Unrecovered gas costs	338,149	(273,243)	698,531
Deferred regulatory costs	934,701	(197,392)	-
Deferred pension and other	-	202,448	192,158
Other	(5,998)	86,127	955,093
Increase (decrease) in:
Accounts payable	(92,351)	843,281	1,063,801
Accrued expenses	(12,384)	(122,187)	439,498
Customer deposit liability and accrued interest	(561,196)	62,781	73,404
Deferred Compensation	10,247	13,558	246,721
Deferred pension costs & post-retirement benefits	1,227,238	305,663	(1,809,454)
Other liabilities and deferred credits	161,912	(322,264)	(187,903)
Net cash (used in) provided by operating activities	1,864,072	(2,297,714)	2,837,101

Cash flows from investing activities:
Purchase of securities available-for-sale	(3,666,053)	(956,200)	(406,580)
Sale of securities available-for-sale	2,841,363	1,847,021	431,037
Capital expenditures	(3,524,263)	(1,732,767)	(1,654,229)
Cash received from sale of discontinued operations	-	-	908,113
Net cash (used in) provided by investing activities	(4,348,953)	(841,946)	(721,659)

Cash flows from financing activities:
Proceeds under lines-of-credit	18,065,225	11,728,908	7,937,919
Repayments under lines-of credit	(16,257,251)	(13,763,908)	(7,987,919)
Debt Issuance Cost Expense	(106,999)	-	-
Cash received from sale of stock	75,000	4,711,402	-
Proceeds under long-term debt	694,292	206,251	-
Repayment of long-term debt	-	(898,449)	(1,150,409)
Net cash (used in) provided by financing activities	2,470,267	1,984,204	(1,200,409)
Net (decrease) increase in cash	(14,614)	(1,155,456)	915,033

Cash and cash equivalents at beginning of period	14,614	1,170,070	255,037

Cash and cash equivalents at end of period	$0	$14,614	$1,170,070

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,047,405	$764,895	$1,216,278
Income taxes	$6,182	$6,000	$3,000
Non-cash investment activities-retirement of assets	$102,389	-	-

See accompanying notes to consolidated financial statements